FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press release dated July 10, 2006, regarding implementation of a liquidity contract.

Item 1

July 10, 2006

Implementation of a liquidity contract

Effective July 10, 2006, SODEXHO ALLIANCE has mandated Oddo Corporate Finance to implement a liquidity contract concerning its ordinary shares, in compliance with the Business Ethics Charter of the AFEI dated March 14, 2005 and approved by the French AMF (Autorité des Marchés Financiers) on March 22, 2005.

The initial term of the contract is from July 1, 2006 to August 31, 2006 and renewable for 12 month periods.

To support the implementation of this contract, SODEXHO ALLIANCE has dedicated:

➢	No shares.
➢	Euro 15 Million.

About Sodexho Alliance
SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Management services, with more than 324,000 employees on 26,700 sites in 76 countries. For Fiscal 2005, which closed August 31, 2005, SODEXHO ALLIANCE had sales of 11.7 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is approximately 6.0 billion euro.

Contact Corporate Secretary: Antoine Bénech
 Tel : + 33 (1) 30 85 72 55 – Fax : + 33 (1) 30 85 50 88 – E-mail : antoine.benech@sodexhoalliance.com
SODEXHO ALLIANCE – Stock corporation with a capital of 636 105 652 euros –
Registered office: 3, avenue Newton 78180 Montigny-le-Bretonneux – 301 940 219 RCS VERSAILLES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: July 10, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer